CERTIFICATE OF QUALIFIED PERSON

I, Gary MacSporran, P.Eng. do certify that:

1.	I am General Manager, Technical Services with:

Nevsun Resources Ltd.
1750 - 1066 West Hastings Street
Vancouver, BC, Canada, V6E 3X2

2.	This certificate applies to the report “NI43-101 Technical Report - Pre-Feasibility Study for the Timok Project, Serbia”, effective March 8th, 2018 (the “Technical Report”).

3.	I graduated with a B.Sc, Mining Engineering (1991) and a M.Sc. in Engineering (1993) from Queen’s University, Kingston, Ontario, Canada.

4.	I am a member of:
•	Professional Engineering for the Province of British Columbia (33947)
•	Professional Engineering for the Province of Ontario (90386020)

5.	My relevant experience over the past 28 years includes: managing Technical Services of projects, consulting, owners team representative and in operations. I specialize in underground mine designs and its integration with other aspects of the project. I have experience on numerous projects, in a variety of jurisdictions, working with permitting, environmental and other aspects of project development to ensure they are aligned with the project engineering designs. Additionally, I have been working with a Serbian Facility of Technology and Engineering Science located in Bor and liaising with government authorities on permitting.

6.	I have been visiting the site on a regular basis for inspections and collaboration of information from engineering to permitting, land acquisitions, social and on occasion meeting government officials since July 2016, totaling 13 trips. I conducted a site visit on January 28th to February 3rd 2018 prior to the report’s effective date. Subsequent to that I have been on site from April 9th to April 20th 2018 and will be on site again on May 30th to June 8th 2018.

7.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

8.	I am responsible for the review and preparation of Sections 1.9, 19, 20.1, 20.2, 20.3 and 20.4 and relevant portions of Sections 3, 24.2, 25 and 26 of the Technical Report.

9.	I have been involved with the subject property since Nevson Resources Ltd acquisition in 2016.

10.	As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

NEVSUN  RESOURCES  LTD.
1750 – 1066 West Hastings Street,  Vancouver,  British Columbia  Canada  V6E 3X1
Tel: 604-623-4700    Toll Free: 1-888-600-2200    Fax: 604-623-4701   www.nevsun.com

11.	I am not independent of the issuer as defined in Section 1.5 of NI 43-101.

12.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Signed and dated on this 11th day of May, 2018.

“Gary MacSporran”
Gary MacSporran, P.Eng.

NEVSUN  RESOURCES  LTD.
1750 – 1066 West Hastings Street,  Vancouver,  British Columbia  Canada  V6E 3X1
Tel: 604-623-4700    Toll Free: 1-888-600-2200    Fax: 604-623-4701   www.nevsun.com